AMENDMENT TO PURCHASE AND ASSUMPTION AGREEMENT

          This Amendment to Purchase and Assumption Agreement (“Amendment”) is dated as of the 13th day of May, 2008, by and among Citrus Bank, National Association (“Citrus”), CIB Marine Bancshares, Inc. (“CIB” and collectively with Citrus, the “Sellers”), 1st United Bank (“Purchaser”) and lst United Bancorp, Inc. (“Parent”).

RECITALS

          WHEREAS, Sellers and Purchaser are parties to that certain Purchase and Assumption Agreement, dated as of April 3, 2008 (the “Purchase Agreement”), and desire to amend the Purchase Agreement in certain respects more fully described hereinafter; and

          WHEREAS, terms not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

          NOW THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

1.	The following definitions shall be added to Section 1.1 of the Agreement:

          “Common Stock” shall mean the common stock, par value $.01 per share, of Parent, with a stipulated price per share of $11.00 for purposes of value and exchange in this Agreement. If the Parent declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date, the stipulated value for the Common Stock shall be appropriately adjusted for the purposes of this definition to reflect the portion of the Purchase Price payable in Common Stock as set forth in Section 3.1(a).

“Earnout Amount” shall have the meaning set forth in Section 3.6.

“Earnout Determination Dates” shall mean the first and second anniversaries of the Closing Date.

“Parent” shall mean 1st United Bancorp, Inc.

2.

The schedule of Excluded Loans previously attached on Schedule l.l(i) to the Agreement is hereby deleted in its entirety and replaced with the revised Schedule l.l(i) attached hereto. Prior to the Closing Date, the Purchaser may elect to purchase any of the Excluded Loans appearing on the schedule, in which case any such Excluded Loans shall be added to the Loans schedule prior to the Closing Date; provided, however, that the Sellers’ consent shall be required for the purchase of any charged-off loans by Purchaser. Schedule 1.1(i) may only be amended after the date hereof upon the prior written consent of Purchaser and Sellers.

3.	Section 3.1(a) of the Agreement is amended to read as follows:

          (a)      A premium for the Deposit Liabilities equal to $4,500,004, of which $3,000,000 will be payable in cash and $1,500,004 will be payable in the form of Common Stock of Parent, in an amount equal to 136,364 shares based on the stipulated price per share of $11.00, plus an Earnout Amount of up to $l,500,000 as provided in

Section 3.6 of this Agreement, less the amount by which the Real Property Purchase Price exceeds the net book value of the Real Property (the “Premium”); PLUS

4.	Section 3.5(c) of the Agreement shall be deleted in its entirety.

5.	The following new section is added to Article III of the Agreement:

Section 3.6 Earnout Amount.

          (a)          The Premium shall include any amount payable by the Purchaser to the Sellers pursuant to this Section 3.6. The Purchaser shall pay to the Sellers up to an aggregate of $1,500,000 based on the aggregate amount of Deposit Liabilities acquired by Purchaser which are booked to any branch of Purchaser as of the Earnout Determination Dates (the “Earnout Amount”). The Earnout Amount will be calculated as follows:

If the aggregate Deposit Liabilities are at least:	On the following Earnout Determination Date:	Then the Earnout Amount will be:

$77,000,000	The first anniversary of the Closing Date	$750,000
$72,000,000		$500,000
$69,000,000		$250,000

$70,000,000	The second anniversary of the Closing Date	$750,000
$65,000,000		$500,000
$60,000,000		$250,000

          (b)          Within thirty (30) days following the Earnout Determination Dates, the Purchaser will deliver to the Sellers a certificate, signed by an officer of Purchaser, certifying as to the amount of Deposit Liabilities which are booked to any branch of Purchaser and the determination of the Earnout Amount. The Purchaser will grant the Sellers reasonable access to all books, records and other data related to the Deposit Liabilities during regular business hours upon reasonable prior notice for the purpose of verifying the determination of the Earnout Amount. Subject to the resolution of any disputed amount, the Earnout Amount will be paid by the Purchaser to Sellers not later than sixty (60) days following the Earnout Determination Dates. The Sellers shall, within ten (10) days after delivery of the certificate, notify the Purchaser in writing of any disagreement with the calculation of the Earnout Amount, and upon agreement by the Purchaser regarding the Sellers’ requested adjustment, an appropriate adjustment to the Earnout Amount shall be made thereto. If the Purchaser does not agree to any such adjustment within ten (10) days after receipt of Sellers’ notice, then the portion of the Earnout Amount (if any) that is not subject to any dispute shall be paid as scheduled, and the disputed elements shall be submitted to binding resolution by a nationally recognized independent accounting firm agreed to by the Purchaser and the Sellers. Any remaining Earnout Amount will be paid by the Purchaser to the Sellers promptly after the independent accountant’s determination.

          (c)          For purposes of determining the Earnout Amount, Purchaser shall use reasonable best efforts to maintain and preserve intact the Deposit Liabilities, including maintaining rates on deposit products which do not differ materially from the rates commonly offered in the Florida marketplace by other local depository institutions where the Branches are located.

6.	The following new subsection is added to Section 5.3 of the Agreement:

(j) 136,364 shares of the Common Stock of Parent (as adjusted for any dividend, reclassification, split, etc.), together with any dividends and distributions with respect thereto.

7.	The following new section is added to Article VI of the Agreement:

Section 6.15 Certain Investment Considerations

Sellers acknowledge that the shares of Common Stock to be issued to the Sellers have not been registered with the Securities and Exchange Commission or with the securities regulatory authority of any state, and that the Purchaser has no obligation to file a registration statement or otherwise to register or qualify any offer for sale or transfer of such shares. Sellers are acquiring the shares of Common Stock for the Sellers’ own account and not for the account of any other person and not with a view to distribution, assignment or resale of such shares. Sellers understand and acknowledge that the certificates representing the shares of Common Stock to be issued to the Sellers will be subject to restrictions on transfer under the applicable federal and state securities laws, and will bear a legend substantially to the following effect:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of Florida or any other state. The shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of, or offered for sale or other disposition, in the absence of an effective registration statement under the Securities Act of 1933 and under the securities laws of Florida and any other applicable state or an opinion of counsel reasonably satisfactory to [Company] that such registration is not required.”

8.	The following new section is added to Article VII of the Agreement:

          Section 7.9     Common Stock. The authorized capital stock of Parent consists solely of 15,000,000 shares of Common Stock, of which 6,624,837 shares are issued and outstanding as of May 9, 2008 and 5,000,000 shares of preferred stock, no par value, of which 660,000 shares at a par value of $10.00 per share are issued and outstanding as of May 9, 2008. All of the issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar rights. The shares of Common Stock to be issued pursuant to this Agreement have been duly authorized and will, upon issuance, be validly issued, fully paid and nonassessable, and free of any liens and not subject to any preemptive rights or rights of first refusal created by statute or the articles of incorporation or bylaws of Parent.

9.

The words “Within forty-five (45) days of the date of this Agreement” are hereby deleted from Section 8.3(a) of the Agreement and the parties instead agree that Sellers shall use their commercially reasonable efforts to obtain the Landlord Consents as described in such Section within 45 days of the date of this Amendment.

10.

The words “Within sixty (60) days of the date of this Agreement” are hereby deleted from Section 8.3(e) of the Agreement and the parties instead agree that Sellers shall use their commercially reasonable efforts to obtain the consent of the Condominium Association as described in such Section within 60 days after the date of this Amendment.

11.

Section 8.9 of the Agreement is hereby amended to provide that Sellers shall have fifteen (15) days after the date of the Amendment to use their commercially reasonable efforts to file all necessary applications of Sellers to obtain the Regulatory Contingencies.

12.

The words “within ten (10) Business Days of receipt of any survey obtained by Purchaser” in the second paragraph of Section 8.10 of the Agreement are hereby deleted and the parties instead agree that Purchaser must give Sellers written notice of any unacceptable survey defects within ten (10) Business Days of the date of this Amendment or all survey defects shall be deemed Permitted Exceptions.

13.

The words “Seller shall have forty-five (45) days from the date of receipt of written notice thereof” in the third paragraph of Section 8.10 of the Agreement are hereby deleted and instead Seller shall have sixty (60) days from the date of this Amendment to have the objectionable exceptions or survey defects removed or endorsements over such exceptions or survey defects obtained as described in such Section. In addition, the words “the 45-day cure period” in the third paragraph of Section 8.10 are hereby deleted and replaced with “the 60-day cure period”.

14.

Buyer and Seller agree that the amount of title insurance under Section 8.10 of the Agreement shall be equal to the Real Property Purchase Price allocated to each parcel of Real Property as set forth in the definition of Real Property Purchase Price set forth in the Agreement.

15.

Section 8.11 of the Agreement is hereby amended to provide that Sellers shall provide to Purchaser data on the Deposit Liabilities and Loans within thirty (30) days following the date of this Amendment.

16.	Section 8.14 of the Agreement is hereby amended to provide that the Inspection Period shall run through thirty (30) days after the date of this Amendment.

17.

Section 9.1 of the Agreement is hereby amended to provide that Sellers shall have fifteen (15) days after the date of this Amendment to use their commercially reasonable efforts to file all necessary applications of Sellers to obtain the Regulatory Approvals. Section 9.1 of the Agreement also is hereby amended to provide that the Regulatory Approvals shall not require either the Parent or the Purchaser to maintain capital ratios in excess of those required to be maintained by a “well capitalized” financial institution as defined in the FDIA.

18.	The following new subsection is added to Section 12.2 of the Agreement:

(f)          Parent and Purchaser shall have raised in the aggregate a minimum of $5 million of additional capital through the sale of additional shares of Common Stock by the Parent or the issuance by the Parent or the Purchaser of subordinated capital notes (or some combination thereof, the form of such additional capital to be at the sole discretion of the Parent and the Purchaser) and the Parent and the Purchaser shall have received prior approval from each state and federal bank regulator with jurisdiction over the Parent and the Purchaser as to the qualification of such additional capital under the regulations of the applicable federal and state banking agencies.

19.	Section 16.3(d) of the Agreement is hereby amended by deleting “July 31, 2008” as it appears therein and replacing it with “August 31, 2008.”

20.	When executed by the parties, this Amendment shall become effective as of the date first above written.

21.	Except as expressly amended by this Amendment, the Purchase Agreement is hereby confirmed and shall remain in full force and effect without impairment or modification.

22.	In the event of any conflict between the Purchase Agreement and this Amendment, the terms of this Amendment shall govern.

23.

The parties agree that this Amendment may be transmitted between them by facsimile machine. The parties intend that faxed signatures constitute original signatures and that a faxed copy of the Amendment containing the signatures (original or faxed) of the parties is binding on the parties.

24.	This Amendment may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

Signature Page Follows

CIB MARINE BANCSHARES, INC.

By:	/s/ Daniel J. Rasmussen

Name:	Daniel J. Rasmussen

Title:	SVP & General Counsel

CITRUS BANK, NATIONAL ASSOCIATION

By:	/s/ Daniel J. Rasmussen

Name:	Daniel J. Rasmussen

Title:	SVP & General Counsel

1ST UNITED BANK

By:	/s/ Rudy Schupp

Name:	Rudy Schupp

Title:	CEO

1ST UNITED BANCORP, INC.*

By:	/s/ John Marino

Name:	John Marino

Title:	President

* Parent is a signatory to this Amendment in connection with the agreements, representations and warranties regarding the Common Stock, which will be a component of the Purchase Price for the transaction. Parent hereby agrees to be jointly and severally liable with Purchaser for any breach of such agreements, representations and warranties, and more specifically, shall be obligated to deliver the Common Stock in accordance with the terms of the Purchase Agreement, as amended hereby.